Filed Pursuant to Rule 433

Registration Statement No. 333-220412

Pricing Term Sheet

ELDORADO RESORTS, INC.

Pricing Term Sheet

Issuer:	Eldorado Resorts, Inc.
Size:	$500,000,000, which represents an increase of $150,000,000 from the preliminary prospectus
Maturity:	April 1, 2025
Coupon:	6.000%
Price:	105.500% of face amount, plus accrued interest from March 29, 2017
Yield to Worst:	4.857%
Spread to Benchmark Treasury:	3.06%
Benchmark Treasury:	UST 1.5% due April 1, 2023
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2017
Equity Clawback:	Up to 35% at 106.000% prior to April 1, 2020
Optional Redemption:	Make-whole call @ T+50 bps prior to April 1, 2020, then:
	On or after:	Price:

	April 1, 2020	104.500%

	April 1, 2021	103.000%

	April 1, 2022	101.500%

	April 1, 2023 and thereafter	100.000%

CUSIP:	28470RAF9
ISIN:	US28470RAF91
Minimum denomination	$2,000 and $1,000 increments in excess thereof
Joint Book-Running Managers:	J.P. Morgan Securities LLC
	Macquarie Capital (USA) Inc.
	Capital One Securities, Inc.
	KeyBanc Capital Markets Inc.
	SunTrust Robinson Humphrey, Inc.
	U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan toll-free at (866) 803-9204.